SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

WENDY’S/ARBY’S GROUP, INC.
(Name of Subject Company)

WENDY’S/ARBY’S GROUP, INC.
(Name of Person Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

950587105
(CUSIP Number of Class of Securities)

Roland C. Smith
President and Chief Executive Officer
Wendy’s/Arby’s Group, Inc.
1155 Perimeter Center West
Atlanta, GA 30338
(678) 514-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Nils H. Okeson	Julie M. Allen, Esq.
Senior Vice President, General	Proskauer Rose LLP
Counsel and Secretary	1585 Broadway
Wendy’s/Arby’s Group, Inc.	New York, NY 10036-8299
1155 Perimeter Center West	(212) 969-3000
Atlanta, GA 30338
(678) 514-4100

☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

     Name and Address. The name of the subject company is Wendy’s/Arby’s Group, Inc., a Delaware corporation (“WAG” or the “Company”). The address of the Company’s principal executive offices is 1155 Perimeter Center West, Atlanta, Georgia 30338, and the telephone number of the Company’s principal executive offices is (678) 514-4100.

     Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the Class A common stock, par value $0.10 per share, of the Company (the “Shares”).

     As of the close of business on October 31, 2008 there were 469,769,742 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

     Name and Address. The filing person is the Company. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information.”

     Tender Offer. This Schedule 14D-9 relates to the tender offer by Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Master Fund”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), and Trian Partners Parallel Fund II, L.P., a Delaware limited partnership (“Parallel Fund II” and collectively with Trian Onshore, Trian Master Fund and Parallel Fund I, “Purchaser”), investment funds affiliated with Trian Fund Management, L.P. (“Trian LP”), an investment firm whose principals are Nelson Peltz, Peter W. May and Edward P. Garden (collectively, the “Trian Principals”), pursuant to which Purchaser is offering to purchase up to a total of 40,000,000 Shares for $4.15 net per Share in cash (subject to applicable withholding of U.S. federal, state and local taxes) (the “Offer Price”), without interest thereon, upon the terms and conditions set forth in the Offer to Purchase dated November 6, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) contained in the Schedule TO filed by Purchaser (the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) on November 6, 2008. The Offer materials, including the Offer to Purchase and Letter of Transmittal, will be separately mailed to registered stockholders of the Company and will be separately furnished to those record holders of Shares, beneficial owners, banks, brokers, dealers, trust companies and other persons who request such materials from Purchaser’s information agent as set forth in the Offer to Purchase.

     As set forth in the Schedule TO, the principal offices of Purchaser are located at 280 Park Avenue, New York, New York 10017 and its telephone number is (212) 451-3000.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Information regarding any agreements, arrangements and understandings and any actual or potential conflicts of interest between the Company as the filing person or its affiliates and (1) the Company as the subject company, its executive officers, directors or affiliates or (2) Purchaser, its executive officers, directors or affiliates, is included in the joint proxy statement/prospectus included in the registration statement on Form S-4/A (Registration No. 333-151336) filed with the SEC on August 15, 2008 (the “Proxy Statement”), which is incorporated herein by reference and is Exhibit (e)(1) hereto.

     Except as described herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company as the filing person or its affiliates and (1) the Company as the subject company, its executive officers, directors or affiliates or (2) Purchaser as the offeror, its executive officers, directors or affiliates.

     On November 5, 2008, the Board of Directors of the Company (the “Board”), excluding those directors who are directly or indirectly affiliated with Purchaser (the “Interested Directors”) and excluding the management director and one other director not present, based on the recommendation of the audit committee of the Board, which audit committee consists solely of independent directors (the “Audit Committee”), agreed to grant the prior approval of the Board pursuant to Section 203(a)(1) of the General Corporation Law of the State of Delaware, such that the consummation of the Offer by Purchaser and the subsequent acquisition by Purchaser, Trian LP and/or the Trian Principals or any of their affiliates or associates of beneficial ownership of up to, but not more than, 25% of the Shares, shall not be subject to the restrictions set forth in Section 203 of the Delaware General Corporation Law (“Section 203”), subject to the terms and conditions of the agreement described below (the “203 Approval”).

     On November 5, 2008, the Company entered into an agreement (the “Agreement”) with Purchaser, Trian LP and the Trian Principals in consideration for the granting of the 203 Approval with respect to the beneficial ownership by Purchaser, Trian LP and/or the Trian Principals of Shares representing up to an aggregate of 25% of the outstanding common stock. The Agreement provides, among other things, that: (i) to the extent Purchaser, Trian LP and/or the Trian Principals acquire any rights in respect of the Shares so that the effect of such acquisition would increase their aggregate beneficial ownership in the Shares to greater than 25%, Purchaser, Trian LP and/or the Trian Principals may not engage in a business combination (within the meaning of Section 203) for a period of three years following the date of such occurrence unless such transaction would be subject to the exceptions set forth in Section 203(b)(3) through (7) (assuming for these purposes that 15% in the definition of interested stockholder contained in Section 203 was deemed to be 25%); (ii) for so long as the Company shall have a class of equity securities that is listed for trading on the New York Stock Exchange or any other national securities exchange, neither Purchaser, Trian LP nor the Trian Principals shall solicit proxies or submit any proposal for the vote of stockholders of the Company or recommend or request or induce any other person to take any such actions or seek to advise, encourage or influence any other person with respect to the Shares, in each case, if the result of such action would be to cause the Board to be comprised of less than a majority of independent directors; and (iii) for so long as the Company shall have a class of equity securities that is listed for trading on the New York Stock Exchange or any other national securities exchange, neither Purchaser, Trian LP nor the Trian Principals shall engage in certain affiliate transactions with the Company without the prior approval of a majority of the Audit Committee or other committee of the Board that is comprised of independent directors. Purchaser also agreed that it would not reduce the price per Share payable to tendering stockholders. In the event Purchaser and its affiliates do not acquire at least 15% of the Shares upon consummation of the Offer, inclusive of Shares already beneficially owned, then the Agreement shall be null and void ab initio and the 203 Approval shall be of no force and effect. Otherwise, the Agreement shall terminate upon the earliest to occur of (i) Purchaser and its affiliates beneficially owning less than 15% of the Shares, (ii) November 5, 2011 and (iii) at such time as any person not affiliated with Purchaser makes an offer to purchase an amount of Shares which when added to Shares already beneficially owned by such person and its affiliates and associates equals or exceeds 50% or more of the Shares or all or substantially all of the Company’s assets or solicits proxies with respect to a majority slate of directors.

     The foregoing summary is qualified in its entirety by reference to the Agreement, which is filed herewith as Exhibit (e)(2) and is incorporated herein by reference.

     If the Company’s directors and executive officers, excluding the Interested Directors, were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of November 5, 2008, the Company’s directors and executive officers, excluding the Interested Directors, owned an aggregate of 1,448,609 Shares. If the directors and executive officers, excluding Interested Directors, were to tender all of their 1,448,609 Shares owned by them for purchase pursuant to the Offer and those Shares were purchased by the Purchaser, the directors and executive officers, excluding the Interested Directors, would receive an aggregate of $6,011,727.35 in cash.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

(a) Recommendation - No Opinion/Remaining Neutral Towards the Offer.

     The Board is expressing no opinion to the Company’s stockholders and is remaining neutral with respect to the Offer. Neither the Board nor the Audit Committee has made a determination whether the Offer is fair to or in the best interests of the Company’s stockholders and is not making a recommendation regarding whether the Company’s stockholders should accept the Offer and tender their Shares, and, if so, how many Shares to tender, or reject the Offer and not tender their Shares.

     The Board has determined that a WAG stockholder’s decision whether or not to tender its Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual stockholder’s particular circumstances. The Board urges each WAG stockholder to make its own decision regarding the Offer based on all available information, including the adequacy of the Offer Price in light of the stockholder’s own investment objectives, the stockholder’s views as to the Company’s prospects and outlook, the factors considered by the Board as described below and any other factors that the stockholder deems relevant to its investment decision. The Board also urges each WAG stockholder to consult with its financial and tax advisors regarding the Offer. The Board notes that it observed that acceptance of the Offer would permit a stockholder to realize a premium to the trading price of the Shares prior to the announcement of the Offer, subject to the risk of the Offer being oversubscribed and the Shares purchased on a pro rata basis, whereas a decision not to tender in the Offer would permit stockholders who believe the Shares have a greater intrinsic value to realize a greater long-term value if their view of the greater intrinsic value of the Shares is substantiated in the future.

(b) Background and Reasons for the Recommendation.

      From December 2005 until consummation of the merger between Wendy’s International, Inc. (“Wendy’s”) and Triarc Companies, Inc. (“Triarc”) on September 29, 2008, the Trian Principals and certain funds affiliated with Purchaser (the “Trian Funds”) were the beneficial owners of more than 5% of the outstanding common stock of Wendy’s. On several occasions during this period, the Trian Funds shared with Wendy’s their views regarding certain strategic alternatives that they believed Wendy’s should consider.

      On March 2, 2006, the Trian Principals and the Trian Funds entered into an agreement with Wendy’s pursuant to which Wendy’s agreed to use its reasonable best efforts to take certain strategic actions recommended by the Trian Funds and to appoint three members to its Board of Directors who were nominated by the Trian Funds. As part of this agreement, the Trian Principals and the Trian Funds agreed to a standstill provision that terminated on June 30, 2007.

      During the period between July 3, 2007 and April 23, 2008, the Trian Funds, Triarc and Wendy’s engaged in discussions relating to a potential business combination involving Wendy’s and Triarc, the owner of Arby’s Restaurant Group, Inc., the franchisor of the Arby’s® restaurant system.

      On April 23, 2008, Triarc and Wendy’s entered into an Agreement and Plan of Merger pursuant to which each outstanding share of Wendy’s common stock would be converted into 4.25 shares of Class A common stock of Triarc.

      On September 16, 2008, the Trian Funds disclosed in an amended Schedule 13D filing their intention to increase their investment in Triarc and/or Wendy’s through the acquisition of additional shares of Triarc and/or Wendy’s common stock. During the period between September 16, 2008 and September 29, 2008, the Trian Funds acquired additional shares of common stock of Triarc and Wendy’s.

      On September 29, 2008, the merger between Triarc and Wendy’s closed. Upon consummation of the merger, Triarc Companies, Inc. changed its name to Wendy’s/Arby’s Group, Inc.

      Immediately following consummation of the merger between Wendy’s and Triarc, the Trian Principals and the Trian Funds, in the aggregate, beneficially owned approximately 11.15% (based on the pro forma calculation of 466,914,000 shares of Class A common stock outstanding as of June 29, 2008, as reported in the Proxy Statement). Since September 29, 2008, the Trian Funds have acquired additional Shares in open market transactions and Mr. Peltz, Mr. May and Mr. Garden received Shares in lieu of directors fees, such that, as of November 5, 2008, the Trian Principals and the Trian Funds, in the aggregate, beneficially owned approximately 11.08% of the outstanding shares, based on 469,769,742 Shares outstanding as of October 31, 2008.

      On October 24, 2008, at a meeting of the Board, Mr. Peltz, on behalf of the Trian Funds, advised the Board that, consistent with indications given earlier that week to members of the Board, the Trian Funds were considering the acquisition of additional shares through a tender offer. At the Board meeting on October 24, the Board delegated authority to the Audit Committee to review and evaluate the terms and conditions of the offer and make a recommendation to the Board whether to approve the offer for purposes of Section 203 and what position the Company should take in its Solicitation/Recommendation Statement on Schedule 14D-9. The Audit Committee

retained Proskauer Rose LLP and Richards Layton & Finger as their independent counsel and Wachovia Capital Markets LLC (“Wachovia”) as their financial adviser.

      On October 27 and October 29, the Audit Committee met to consider the possibility of a tender offer by the Trian Funds.

      On October 29, 2008, counsel for the Trian Funds indicated to counsel for the Audit Committee, which had been delegated authority to review the Offer, that the Trian Funds were considering making a tender offer for approximately $150 to $160 million at a premium of 30% to 33% assuming a current market price of approximately $3.00 per Share if the Board approved the offer for purposes of Section 203 permitting the Trian Funds and their affiliates and associates to acquire up to an aggregate of 35% of the outstanding shares of the Company through the tender offer and/or future acquisitions of Shares. During this conversation, counsel for the Trian Funds said that the amount of Shares targeted for purchase in and pricing for the tender offer would be confirmed when the Trian Funds made their determination as to whether to proceed with the tender offer.

     On October 31, the Audit Committee met again to consider the possibility of a tender offer by the Trian Funds.

      On November 3, 2008, counsel for the Trian Funds sent a non-binding preliminary term sheet to counsel for the Audit Committee. The term sheet set forth proposed terms for a tender offer to purchase up to 40,000,000 shares for a net price per share in cash of $4.15. Counsel for the Trian Funds advised the Audit Committee’s counsel that they would be prepared to commence an offer on the terms set forth in the term sheet if (i) the Board granted a waiver under Section 203 to allow the Trian Funds and their affiliates to acquire up to 35% of the outstanding Shares through the tender offer and/or subsequent purchases of Shares and (ii) the Board agreed to recommend the tender offer to WAG stockholders.

      Also, on November 3, 2008, the Audit Committee’s counsel, having previously indicated to counsel for the Trian Funds that the Audit Committee would expect the Trian Funds to enter into a standstill agreement with the Company in consideration for the granting of a waiver under Section 203, sent counsel for the Trian Funds a proposed form of standstill agreement which, among other things, would restrict the Trian Funds from taking certain actions with respect to Shares, including actions involving the acquisition and disposition of such Shares and solicitation of proxies for proposals not approved by a majority of the Board and the submission of any takeover proposal without the approval of the independent directors of the Company and the receipt of a fairness opinion from an independent financial adviser. Through their counsel, the Trian Funds informed the Audit Committee that they did not believe such an agreement would be in the best interest of WAG stockholders and that the limited waiver they requested under Section 203 would accomplish the objectives of the standstill agreement because Section 203 would impose sufficient restrictions on the Trian Funds if they were to acquire more than 35% of the outstanding Shares. Additionally, they advised the Audit Committee that they would be prepared to enter into an agreement with the Company under which the Trian Funds and their affiliates would agree that for as long as WAG is a publicly traded company (i) a majority of the Board would be comprised of directors who are independent under New York Stock Exchange regulations and (ii) the Audit Committee would be required to review and evaluate all related party transactions.

      On November 4, 2008, the Audit Committee’s counsel sent counsel for the Trian Funds a revised form of standstill agreement. Through counsel, the Trian Funds informed the Audit Committee that they were unwilling to enter into the standstill agreement in the revised form because it still restricted the Trian Funds from taking certain actions with respect to the Shares, including the acquisition of such Shares, the solicitation of proxies and the submission of any takeover proposal. Later in the day, the Audit Committee’s counsel informed the Trian Funds that the Audit Committee would require the Trian Funds to enter into a standstill arrangement substantially in the revised form previously provided in order for the Audit Committee to recommend that the Board grant their request for a waiver under Section 203. The Trian Funds responded that the proposed form of standstill agreement was not acceptable to them and indicated that they would be willing to amend their request such that the Board would grant them a waiver under Section 203 to acquire up to 30% of the outstanding Shares through the tender offer and/or subsequent acquisitions of Shares. If the Board granted this amended request for a waiver under Section 203 and agreed to recommend their tender offer to the WAG stockholders, the Trian Funds indicated that they would be prepared to commence the proposed tender offer for up to 40,000,000 Shares at a price of $4.15 per Share. However, if the Board determined not to grant the waiver they requested under Section 203 and did not agree to recommend their tender offer to the WAG stockholders, they would be prepared to commence a tender offer for up to 40,000,000 Shares at a price of $4.00 per Share. The Audit Committee met in the morning and afternoon on November 4 to discuss the status of the discussions with the Trian Funds.

      On November 5, 2008, the Board, excluding Interested Directors, and excluding the management director and one other director not present, based on the recommendation of the Audit Committee, agreed to grant the 203 Approval.

     On November 5, 2008, the Company entered into the Agreement with the Purchaser, Trian LP and the Trian Principals in consideration for the granting of the 203 Approval with respect to the beneficial ownership by Purchaser, Trian LP and/or the Trian Principals of Shares representing up to an aggregate of 25% of the outstanding common stock. The agreement provides, among other things, that: (i) to the extent Purchaser, Trian LP and/or the Trian Principals acquire any rights in respect of the Shares so that the effect of such acquisition would increase their aggregate beneficial ownership in the Shares to greater than 25%, Purchaser, Trian LP and/or the Trian Principals may not engage in a business combination (within the meaning of Section 203) for a period of three years following the date of such occurrence unless such transaction would be subject to the exceptions set forth in Section 203(b)(3) through (7) (assuming for these purposes that 15% in the definition of interested stockholder contained in Section 203 was deemed to be 25%); (ii) for so long as the Company shall have a class of equity securities that is listed for trading on the New York Stock Exchange or any other national securities exchange, neither Purchaser, Trian LP nor the Trian Principals shall solicit proxies or submit any proposal for the vote of stockholders of the Company or recommend or request or induce any other person to take any such actions or seek to advise, encourage or influence any other person with respect to the Shares, in each case, if the result of such action would be to cause the Board to be comprised of less than a majority of independent directors; and (iii) for so long as the Company shall have a class of equity securities that is listed for trading on the New York Stock Exchange or any other national securities exchange, neither Purchaser, Trian LP nor the Trian Principals shall engage in certain affiliate transactions with the Company without the prior approval of a majority of the Audit Committee or other committee of the Board that is comprised of independent directors. Purchaser also agreed that it would not reduce the price per Share payable to tendering stockholders. In the event Purchaser and its affiliates do not acquire at least 15% of the Shares upon consummation of the Offer, inclusive of Shares already beneficially owned, then the agreement shall be null and void ab initio and the 203 Approval shall be of no force and effect. Otherwise, the agreement shall terminate upon the earliest to occur of (i) Purchaser and its affiliates beneficially owning less than 15% of the Shares, (ii) November 5, 2011 and (iii) at such time as any person not affiliated with Purchaser makes an offer to purchase an amount of Shares which when added to Shares already beneficially owned by such person and its affiliates and associates equals or exceeds 50% or more of the Shares or all or substantially all of the Company’s assets or solicits proxies with respect to a majority slate of directors.

     The Trian Funds then determined to commence the Offer on November 6, 2008.

     In evaluating the Offer and determining to express no opinion to the Company’s stockholders and to remain neutral with respect to the Offer, the Board delegated to the Audit Committee consisting of Joseph A. Levato, David E. Schwab II, Raymond S. Troubh, and Jack G. Wasserman the power and authority to review and evaluate the terms and conditions, and determine the advisability, of the Offer and make a recommendation to the Board, excluding the Interested Directors. The Audit Committee consulted with independent financial and legal advisers and considered a number of factors. The significant factors that the Audit Committee believed were in favor of the Board expressing no opinion to the Company’s stockholders and remaining neutral with respect to the Offer included, among other things, the following:

  No Obligation to Tender. The Audit Committee considered that there is no obligation on behalf of any stockholder to tender and each stockholder could make an independent judgment of whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer based on all available information.

  Offer Price Represents a Premium to Pre-Announcement Trading Price. The Audit Committee considered recent and historical market prices for the Shares and noted that the Offer Price represented a premium of approximately 14% over the closing price of the Shares on the New York Stock Exchange on November 4, 2008, the day before the 203 Approval was given and the Agreement was entered into. The Audit Committee also considered that market conditions and trends in the industry generally may affect the market price for the Shares and may cause it to either exceed or fall below the Offer Price.

  Agreement. The Audit Committee considered that, subject to certain conditions, Purchaser has advised the Company that Purchaser currently intends to acquire the Shares for investment purposes. Further, Purchaser has advised the Company that Purchaser has no present intention of taking the Company private or pursuing a change in control transaction. In addition, pursuant to the Agreement, Purchaser, Trian LP and the Trian Principals agreed to the following in consideration for the granting of a waiver under Section 203 with respect to the beneficial ownership by Purchaser, Trian LP and/or the Trian Principals of Shares representing up to an aggregate of 25% of the outstanding common stock: (i) to the extent Purchaser, Trian LP and/or the Trian Principals acquire any rights in respect of the Shares so that the effect of such acquisition would increase their aggregate beneficial ownership in the Shares to greater than 25%, Purchaser, Trian LP and/or the Trian Principals may not engage in a business combination (within the meaning of Section 203) for a period of three years following the date of such occurrence unless such transaction would be subject to the exceptions set forth in Section 203(b)(3) through (7) (assuming for these purposes that 15% in the definition of interested stockholder contained in Section 203 was deemed to be 25%); (ii) for so long as the Company shall have a class of equity securities that is listed for trading on the New York Stock Exchange or any other national securities exchange, neither Purchaser, Trian LP nor the Trian Principals shall solicit proxies or submit any proposal for the vote of stockholders of the Company or recommend or request or induce any other person to take any such actions or seek to advise, encourage or influence any other person with respect to the Shares, in each case, if the result of such action would be to cause the Board to be comprised of less than a majority of independent directors; and (iii) for so long as the Company shall have a class of equity securities that is listed for trading on the New York Stock Exchange or any other national securities exchange, neither Purchaser, Trian LP nor the Trian Principals shall engage in certain affiliate transactions with the Company without the prior approval of a majority of the Audit Committee or other committee of the Board that is comprised of independent directors.

  Investment Intent of Purchaser. The Audit Committee considered that Purchaser is making the Offer because the Trian Funds would like to increase their equity investment in the Company through the acquisition of additional Shares. The Trian Funds have indicated that they do not have any current plans, proposals or negotiations that would result in any extraordinary transaction involving the Company; any purchase, sale or transfer of a material amount of assets of the Company; any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; any change in the present Board or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contracts of any executive officers; any other material change in the Company’s corporate structure or business; any class of equity securities of the Company’s to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; any class of equity securities of the Company’s becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; or any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

  Liquidity of Common Stock. The Audit Committee considered the effect that Purchaser’s acquisition of 40,000,000 Shares would have on the Shares’ trading volume and liquidity. The Audit Committee considered that the Company would remain a publicly held corporation listed on the New York Stock Exchange after the successful completion of the Offer. The Audit Committee noted that the public float of the Shares will decrease to the extent stockholders tender in the Offer. However, the Audit Committee did not believe that investors that continue to hold Shares, including those whose Shares are not purchased in the Offer because the Offer is oversubscribed, would be subject to a material decrease in liquidity or a material increase in volatility of the market price for the Shares solely as a result of the Offer.

     The Audit Committee believes that each stockholder should make an independent judgment of whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer. Personal considerations that the Audit Committee suggests may be relevant to this decision include, among other things:

  The stockholder’s need for liquidity or diversification of its investment portfolio;

  Other investment opportunities, including other types of investments, available to the stockholder;

  The stockholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate; and

  The tax and accounting consequences to the stockholder of participating in the Offer.

Stockholders may wish to consult with competent investment professionals.

     The foregoing discussion of the information and factors considered by the Audit Committee in connection with its recommendation to the Board addresses the material information and factors considered by the Audit Committee in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Audit Committee did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining their recommendations. The Audit Committee’s determination was made after consideration of the factors taken as a whole. Individual members of the Audit Committee may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the members of the Audit Committee were aware of the interests of certain officers and directors of the Company as described in Item 3 above and in the Proxy Statement.

(c) Intent to Tender.

     To the Company’s knowledge after reasonable inquiry, neither the Company nor any of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially by them in the Offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     The Audit Committee has retained Wachovia as its financial advisor in connection with the Offer. The Company expects that it will pay Wachovia reasonable and customary compensation for its advisory services in connection with the Offer. The Company has agreed to indemnify Wachovia and certain related persons against certain liabilities arising out of or in connection with its advisory services related to the Offer. Wachovia has performed various investment banking and financial services for the Company in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. In the ordinary course of business, Wachovia, its successors and affiliates may hold or trade, for their own accounts and the accounts of customers, the Company’s securities, and, accordingly, may at any time hold a long or short position in such securities. Based on a Schedule 13G filed by Wachovia’s parent, Wachovia Corporation, with the SEC on October 10, 2008, Wachovia Corporation, as of September 30, 2008, beneficially owned 1,159,191 Shares, over which it had sole voting and dispositive power.

     Except as described above, neither the Company nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to security holders of the Company with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     On September 15, 2008, the shareholders of Wendy’s and Triarc approved a definitive merger agreement for an all-stock transaction in which Wendy’s shareholders would receive 4.25 shares of Triarc’s Class A common stock for each common share of Wendy’s. In addition, upon consummation of that merger transaction, each outstanding share of Triarc Class B common stock, Series 1, was converted into one share of Triarc Class A common stock, resulting in a post-merger company with a single class of common stock. The resulting company is WAG, whose common stock trades, as of September 30, 2008, under the symbol “WEN” on the New York Stock Exchange.

     Other than shares acquired pursuant to the merger between Wendy’s and Triarc and the conversion of Triarc’s Class B common stock into shares of Class A common stock as described above, the table included in Appendix A, which is attached hereto and is incorporated herein by reference, sets forth transactions in shares of Wendy’s (prior to consummation of the merger), Triarc Companies, Inc. (prior to consummation of the merger) and the Company (following consummation of the merger) by the executive officers and directors of the Company and the Trian Funds during the past 60 days.

     Except as set forth in this Item 6 and the Proxy Statement and in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Subject Company Negotiations.

      The Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

(b) Transactions and Other Matters.

      There are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION

(a) Protective Provisions in the Company’s Governing Documents.

     Pursuant to Article VI of the Company’s certificate of incorporation, a “business combination” with an “interested stockholder” shall require the approval of stockholders of the then outstanding Shares of the Company entitled to cast at least 75% of the votes entitled to be cast by the holders of all of the then outstanding Shares.  Furthermore, such approval requires the affirmative vote of holders of Shares entitled to cast at least a majority of the votes entitled to be cast by the holders of all the then outstanding Shares that are not beneficially owned by any “interested stockholder.” The requisite percentage ownership to become an “interested stockholder”. Tender offers do not, however, constitute a “business combination” under the certificate of incorporation and, therefore, the Offer is not subject to stockholder approval. The requisite percentage ownership to become an “interested stockholder” under the certificate of incorporation is 10%.

     The foregoing shall not apply, however, if the “business combination” was approved by at least a majority of the Board, whether prior to or after becoming an “interested stockholder.” If a stockholder vote is required for such “business combination” under law, the Board shall require the affirmative vote of the then outstanding Shares equal to the higher of (i) at least 66 2/3 of the votes entitled to be cast by the holders of all the then outstanding Shares (such affirmative vote shall not require the affirmative vote of the holders of Shares entitled to cast a majority of the votes entitled to be cast by the holders of all the then outstanding Shares which are not beneficially owned by any “interested stockholder”) and (ii) such other percentage as is required by law. If a stockholder vote is not required for such “business combination” under law, the Board may, in its discretion, (x) decide not to require a stockholder vote to approve the “business combination” or (y) require the affirmative vote of the outstanding Shares equal to the percentage set forth in (i) above or such other percentage as it so determines.

(b) United States Antitrust Considerations.

      Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), the purchase of Shares in the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Purchaser of a Notification and Report Form with the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) with respect to the Offer, which filing will trigger a 10-day period during which the Company will have to submit a responsive filing, unless Purchaser receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within such 15-day period, either the Antitrust Division or the FTC requests additional information or material from Purchaser concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Purchaser with such request. The HSR Act authorizes only one extension of the waiting period pursuant to a request for additional information. Thereafter, such waiting period may be extended only by court order or with Purchaser’s consent. Expiration or termination of the applicable waiting periods under the HSR Act is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

(d) State Takeover Statutes.

      A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to the acquisition of securities of corporations which are incorporated, or which have substantial assets, stockholders, principal executive offices or principal places of business, in these states.

      Section 203. Section 203 prevents certain “business combinations” (as defined in Section 203) with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time the person became an interested stockholder, unless (i) prior to the time the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with Section 203, the Board has approved the Offer, and, therefore, the restrictions of Section 203 are inapplicable to the transactions contemplated thereby.

      Ohio Control Bid Statute. The Company may be considered a “subject company”, as defined in the Ohio Control Bid Statute, R.C. 1707.041 -1707.043, which defines a “subject company” as one in which the issuer (i) has its principal place of business or its principal executive offices located in Ohio, or an issuer that owns or controls assets located within Ohio that has a fair market value of at least one million dollars, and (ii) more than 10% of its beneficial or record equity security holders are residents of Ohio. The Company satisfies both of these requirements. Without admitting the Ohio Control Bid Statute is applicable, Purchaser is filing Form 041, Filing of Information Pertaining to a Control Bid, with the Ohio Division of Securities concurrently with filing of the Schedule TO with the SEC. The Ohio Division of Securities will have five days to complete its review of the filing and to notify Purchaser in the event that it determines that the filing contained any deficiencies or if additional information is required. If the Ohio Division of Securities does not contact Purchaser within that five day period, then Ohio’s possible jurisdiction with regard to the Offer lapses.

WHERE YOU CAN FIND MORE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

     The SEC allows us to “incorporate by reference” information into this Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

ITEM 9. EXHIBITS

(a) (1)	Letter to Stockholders of the Company, dated November 7, 2008*

(e) (1)	Joint Proxy Statement/Prospectus Included in the Registration Statement on Form S-4/A
(Registration No. 333-151336), filed with the SEC on August 15, 2008 (incorporated by reference)

(e) (2)	Agreement, dated November 5, 2008, among the Company, Purchaser, Trian LP and the
Trian Principals**

(g)	Not applicable.

____________
*	Filed herewith and included in copies mailed to stockholders of the Company.

**	Filed herewith, a copy of which shall be furnished to any stockholder upon request.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WENDY’S/ARBY’S GROUP, INC.

By:	/s/ Nils H. Okeson
Nils H. Okeson
Senior Vice President and General Counsel

Dated: November 7, 2008

Appendix A

Set forth below are the transactions in shares of Wendy’s International, Inc. (prior to consummation of the Triarc/Wendy’s merger), Triarc Companies, Inc. (prior to consummation of the Triarc/Wendy’s merger and prior to its being renamed Wendy’s/Arby’s Group, Inc.) and Wendy’s/Arby’s Group, Inc. (following consummation of the Triarc/Wendy’s merger and the adoption of its new name) by the executive officers and directors of the Company and the Trian Funds during the past 60 days.

Shares Acquired in Lieu of Meeting Attendance and Retainer Fees

On September 15, 2008, each of Mr. Peltz and Mr. Garden received 255 shares of Class A Common Stock, at a price per share of $5.88, in lieu of Board of Directors meeting attendance fees that would otherwise have been payable in cash.

On September 29, 2008, each of Mr. Peltz, Mr. May, Mr. Garden and Mr. Schwab received 1,378 shares of Class A Common Stock, at a price per share of $5.44, in lieu of retainer fees that would otherwise have been payable in cash.

On October 23, 2008, each of Mr. Peltz and Mr. May received 356 shares of Class A Common Stock, at a price per share of $4.21, in lieu of Board of Directors meeting attendance fees that would otherwise have been payable in cash.

On October 24, 2008, each of Mr. Peltz and Mr. May received 365 shares of Class A Common Stock, at a price per share of $4.10, in lieu of Board of Directors meeting attendance fees that would otherwise have been payable in cash.

On November 3, 2008, each of Mr. Peltz, Mr. May and Mr. Garden received 422 shares of Class A Common Stock, at a price per share of $3.55, in lieu of Board of Directors meeting attendance fees that would otherwise have been payable in cash.

The price for each issuance of shares described in the section above was determined by calculating the average of the closing price per share on the 20 consecutive trading days immediately preceding the date on which the meeting attendance fee or retainer fee would otherwise have been payable.

Options Acquired Upon Reelection or Initial Appointment to the Board of Directors

On September 15, 2008, upon their reelection to the Board of Directors, each of Mr. Peltz, Mr. May, Mr. Garden, Mr. Levato, Mr. Schwab, Mr. Troubh, Mr. Wasserman, Hugh L. Carey and Clive Chajet received options to purchase 4,000 shares of Class A Common Stock at an exercise price per share of $5.20 and options to purchase 8,000 shares of Class B Common Stock at an exercise price per share of $5.24.

On September 29, 2008, upon their initial appointment to the Board of Directors, each of J. Randolph Lewis and Janet Hill received options to purchase 45,000 shares of Class A Common Stock at an exercise price per share of $5.90.

Options Acquired Pursuant to Consulting and Employment Agreement

On September 29, 2008, pursuant to Section 3.5 of the Consulting and Employment Agreement dated July 25, 2008, J. David Karam received options to purchase 1,600,000 shares of Class A Common Stock at an exercise price per share of $5.50.

Shares Acquired by the Trian Funds

Except for the purchase of shares by Trian Partners, L.P. and Trian Partners Master Fund, L.P. from TCMG-MA, LLC, all transactions by the Trian Funds were effected in the open market.

Trian Partners Master Fund, L.P.

Triarc Class A			Triarc Class B
Common Stock			Common Stock
		Price excl.			Average Price excl.
Date	Shares	Commission	Date	Shares	Commission
9/17/2008	75,728	$ 5.0771	9/17/2008	58,008	$5.1333
9/18/2008	26,505	$ 4.9983	9/18/2008	53,010	$5.0717
9/19/2008	113,592	$ 5.3692	9/19/2008	212,038	$5.4423
9/22/2008	167,359	$ 5.1601	9/22/2008	349,105	$5.2915
9/23/2008	166,601	$ 5.0935	9/23/2008	348,348	$5.1593
9/24/2008	166,601	$ 5.1450	9/24/2008	348,348	$5.2082
9/25/2008	147,670	$ 5.2421	9/25/2008	241,238	$5.2362
9/26/2008	53,010	$ 5.2402	9/26/2008	75,728	$5.2446
9/29/2008	166,601	$ 4.6200	9/29/2008	348,348	$4.6450

Wendy’s Common
Stock
		Price excl.
Date	Shares	Commission
9/17/2008	454,367	$ 21.5591
9/18/2008	151,456	$ 21.1660

Trian Partners, L.P.

Triarc Class A			Triarc Class B
Common Stock			Common Stock
		Price excl.			Average Price excl.
Date	Shares	Commission	Date	Shares	Commission
9/17/2008	24,272	$ 5.0771	9/17/2008	18,592	$5.1333
9/18/2008	8,495	$ 4.9983	9/18/2008	16,990	$5.0717
9/19/2008	36,408	$ 5.3692	9/19/2008	67,962	$5.4423
9/22/2008	53,641	$ 5.1601	9/22/2008	111,895	$5.2915
9/23/2008	53,399	$ 5.0935	9/23/2008	111,652	$5.1593
9/24/2008	53,399	$ 5.1450	9/24/2008	111,652	$5.2082
9/25/2008	47,330	$ 5.2421	9/25/2008	77,321	$5.2362
9/26/2008	16,990	$ 5.2402	9/26/2008	24,272	$5.2446
9/29/2008	53,399	$ 4.6200	9/29/2008	111,652	$4.6450

Wendy’s Common
Stock
		Price excl.
Date	Shares	Commission
9/17/2008	145,633	$ 21.5591
9/18/2008	48,544	$ 21.1660

Acquisition from TCMG-MA, LLC

On September 12, 2008, Trian Partners, L.P. and Trian Partners Master Fund, L.P. acquired 131,325 and 119,995 shares, respectively, of Wendy’s International, Inc. from an investment account of TCMG-MA, LLC, a subsidiary of Wendy’s/Arby’s Group, Inc, that is managed by Trian Fund Management, L.P., at a price per share of $22.84, which was the closing price of such shares on the New York Stock Exchange on such date.